ACME PACKET, INC.
71 Third Street
Burlington, MA 01803

July 9, 2008

Stephen Krikorian

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Acme Packet, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed March 13, 2008
File No. 001-33041

Dear Mr. Krikorian:

In connection with the response letter dated June 12, 2008 submitted on our behalf, Acme Packet, Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated May 30, 2008, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss the foregoing at any time, please do not hesitate to contact Julio E. Vega (617-951-8901) or Matthew J. Cushing (617-951-8439) of Bingham McCutchen LLP or the undersigned, the Chief Financial Officer of the Company, at (781) 328-4410.

Very truly yours,

/s/ Keith Seidman
Keith Seidman

cc:                                 Jay Ingram, Securities and Exchange Commission

Matthew Crispino, Securities and Exchange Commission

Morgan Youngwood, Securities and Exchange Commission

Andrew D. Ory, Acme Packet, Inc.

Julio E. Vega, Bingham McCutchen LLP

Matthew J. Cushing, Bingham McCutchen LLP